UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

RESONATE BLENDS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76090M102

(CUSIP Number)

September 13, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76090M102

1.	Names of reporting persons. AJB Capital Investments LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 5,571,429 (1)
	6.	Shared voting power 0
	7.	Sole dispositive power 5,571,429 (1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 5,571,429 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11.	Percent of class represented by amount in Item 9 7.4% (2)
12.	Type of reporting person (see instructions) OO

(1)	Consists of 5,571,429 outstanding shares of common stock of the Issuer, par value 0.0001 (“Shares”), directly held by AJB Capital Investments LLC. AJB Capital Managers LLC is the manager of AJB Capital Investments LLC.

(2)	Based on 75,412,604 Shares outstanding as of November 15, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 21, 2022.

CUSIP No. 76090M102

1.	Names of reporting persons. AJB Capital Managers LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 5,571,429 (1)
	6.	Shared voting power 0
	7.	Sole dispositive power 5,571,429 (1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 5,571,429 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11.	Percent of class represented by amount in Item 9 7.4% (2)
12.	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as Manager of AJB Capital Investments LLC.

(2)	Based on 75,412,604 Shares outstanding as of November 15, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 21, 2022.

ITEM 1.

(A) NAME OF ISSUER:

Resonate Blends, Inc. (the “Issuer”)

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

26565 Agoura Road, Suite 200
Calabasas, CA 91302

ITEM 2.

(A) NAME OF PERSONS FILING:

AJB Capital Investments LLC and AJB Capital Managers LLC

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

4700 Sheridan Street, Suite J
Hollywood, FL 33031

(C) CITIZENSHIP:

United States

(D) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value per share

(E) CUSIP NUMBER:

76090M102

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP

The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.

AJB Capital Investments LLC (“AJB Investments”) is the direct owner of 5,571,429 shares of common stock of the Issuer, par value 0.0001 (“Shares”), constituting approximately 7.4% of the Issuer’s Shares, and has the sole power to vote and dispose of such securities.

AJB Capital Managers LLC (“AJB Managers”), in its capacity as the Manager of AJB Investments, has the ability to direct the management of the business of AJB Investments including the power to vote and dispose of securities beneficially owned by AJB Investments; therefore, AJB Managers may be deemed to have indirect beneficial ownership of the Shares held by AJB Investments.

AJB Managers is managed by a board of managers (the “Board of Managers”) which operates by majority vote such that no individual member of the Board of Managers has voting or dispositive control over the Shares. Each individual constituting the Board of Managers therefore expressly disclaims beneficial ownership of these securities.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Units, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All calculations of percentage ownership herein are based on 75,412,604 Shares outstanding as of November 15, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 21, 2022.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2023

AJB CAPITAL INVESTMENTS LLC

By:   AJB Capital Managers LLC, its Manager

By:   /s/ Ari Blaine, Authorized Manager

AJB CAPITAL MANAGERS LLC

By:   /s/ Ari Blaine, Authorized Manager

INDEX TO EXHIBITS

Exhibit 99.1	Joint Filing Agreement